UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

INVESTMENT COMPANY ACT OF 1940
Release No. 30913 / February 11, 2014

_____

In the Matter of   :
                                                                   :
NUVEEN REAL ESTATE INCOME FUND   :
NUVEEN FUND ADVISORS, LLC   :
333 West Wacker Drive   :
Chicago, IL 60606   :
                                                                   :
                                                                   :
(812-14215)   :
                                                                   :
_____   :

ORDER UNDER SECTION 6(c) OF THE INVESTMENT COMPANY ACT OF 1940
GRANTING AN EXEMPTION FROM SECTION 19(b) OF THE ACT AND RULE
19b-1 UNDER THE ACT

Nuveen Real Estate Income Fund and Nuveen Fund Advisors, LLC filed an application on
September 25, 2013 and an amendment to the application on December 23, 2013, requesting an
order under section 6(c) of the Investment Company Act of 1940 ("Act") for an exemption from
section 19(b) of the Act and rule 19b-1 under the Act. The order would permit certain registered
closed-end investment companies to make periodic distributions of long-term capital gains with
respect to their outstanding common stock as frequently as monthly in any one taxable year, and
as frequently as distributions are specified by or in accordance with the terms of any outstanding
preferred stock that such investment companies may issue.

On January 16, 2014, a notice of the filing of the application was issued (Investment Company
Act Release No. 30883). The notice gave interested persons an opportunity to request a hearing
and stated that an order disposing of the application would be issued unless a hearing was
ordered. No request for a hearing has been filed, and the Commission has not ordered a hearing.

The matter has been considered and it is found, on the basis of the information set forth in the
application, as amended, that granting the requested exemption is appropriate in the public
interest and consistent with the protection of investors and the purposes fairly intended by the
policy and provisions of the Act.

Accordingly,

IT IS ORDERED, under section 6(c) of the Act, that the exemption from section 19(b) of the Act
and rule 19b-1 under the Act requested by Nuveen Real Estate Income Fund and Nuveen Fund

Advisors, LLC (File No. 812-14215) is granted, effective immediately, subject to the conditions contained in the application, as amended.

For the Commission, by the Division of Investment Management, under delegated authority.

Kevin M. O'Neill
Deputy Secretary